UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

STEMCELLS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

85857R105
(CUSIP Number)

February 25, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|	Rule 13d-1(b)

|X|	Rule 13d-1(c)

|_|	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of  9 pages

CUSIP No. 85857R105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Riverview Group LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power --

	6.	Shared Voting Power 1,322,716

	7.	Sole Dispositive Power --

	8.	Shared Dispositive Power 1,322,716

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,322,716

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (9) 3.23%

12.	Type of Reporting Person (See Instructions) 00

Page 2 of 9 pages

CUSIP No. 85857R105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Millennium Holding Group, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power --

	6.	Shared Voting Power 1,322,716

	7.	Sole Dispositive Power --

	8.	Shared Dispositive Power 1,322,716

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,322,716

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (9) 3.23%

12.	Type of Reporting Person (See Instructions) PN

Page 3 of 9 pages

CUSIP No. 85857R105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Millennium Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power --

	6.	Shared Voting Power 1,322,716

	7.	Sole Dispositive Power --

	8.	Shared Dispositive Power 1,322,716

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,322,716

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (9) 3.23%

12.	Type of Reporting Person (See Instructions) 00

Page 4 of 9 pages

CUSIP No. 85857R105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Israel A. Englander

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power --

	6.	Shared Voting Power 1,322,716

	7.	Sole Dispositive Power --

	8.	Shared Dispositive Power 1,322,716

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,322,716

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (9) 3.23%

12.	Type of Reporting Person (See Instructions) IN

Page 5 of 9 pages

        This Amendment No. 2 (this “Amendment”) amends the statement on Schedule 13G which was filed on January 26, 2004 (the “Schedule 13G”) with respect to shares of common stock (the “Common Stock”) of StemCells, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G.

Item 1.

(a)	Name of Issuer

StemCells, Inc., a Delaware corporation.

(b).	Address of Issuer’s Principal Executive Offices

3155 Porter Drive Palo Alto CA 94304

Item 2.

(a)	Name of Person Filing

_____________________________________________________________________________

(b)	Address of Principal Business Office, or if none, Residence

_____________________________________________________________________________

(c)	Citizenship

The Riverview Group, LLC
c/o Millennium Management, LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware

Millennium Holding Group, L.P.
c/o Millennium Management, LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware

Millennium Management, LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware

Israel A. Englander
c/o Millennium Management, LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: United States

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

85857R105

Page 6 of 9 pages

Item 3.   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the                person filing is a:

(a)	|_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	|_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	|_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	|_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	|_| An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	|_| An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	|_| A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	|_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	|_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	|_| Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

           As of the date of this filing, each Reporting Person may be deemed the beneficial owner of 1,322,716 shares of Common Stock currently issuable to Riverview upon the exercise of certain warrants.

           Note: The sole member of The Riverview Group LLC, a Delaware limited liability company (“Riverview”), is Millennium Holding Group, L.P., a Delaware limited partnership (“Holding”). Millennium Management, LLC, a Delaware limited liability company (“Millennium Management”), is the general partner of Holding. Israel A. Englander (“Mr. Englander”) is the sole managing member of Millennium Management. The foregoing should not be construed in and of itself as an admission by any of Holding, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Riverview.

Note: Millennium Partners, L.P., a Cayman Islands limited partnership (“Partners”), is a limited partner of Holding. As a limited partner, Partners has no investment or voting control over Holding or its securities positions.

(b)	Percent of class:

Approximately 3.23% as of the date of this filing. (Based on the Company's 424B2 Prospectus (the "Prospectus") filed on December 10, 2003, (i) there were 35,969,400 shares of Common Stock issued and outstanding as of December 3, 2003 and (ii) 5,000,000 shares of Common Stock were issued pursuant to the Prospectus.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote 1,322,716

(iii)	Sole power to dispose or to direct the disposition of 0

(iv)	Shared power to dispose or to direct the disposition of 1,322,716

Page 7 of 9 pages

Item 5.   Ownership of Five Percent or Less of a Class.

[USE IF OVER 5%] [Not applicable.]

[USE IF UNDER 5%] [If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported                on by the Parent Holding Company.

Not applicable

Item 8.   Identification and Classification of Members of the Group.

This statement is filed by:

(i)	Riverview;

(ii)	Holding, as the sole member of Riverview;

(iii)	Millennium Management, as the general partner and investment advisor of Holding; and

(iv)	Mr. Englander, as the sole managing member of Millenium Management.

Item 9.   Notice of Dissolution of Group.

Not applicable

Item 10.   Certifications.

                    By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 pages

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 26, 2004

THE RIVERVIEW GROUP, LLC		MILLENNIUM HOLDING GROUP, L.P.

By:	Millennium Holding Group, L.P., its sole member	By:	Millennium Management, LLC its general partner

By:	Millennium Management, LLC its general partner	By:	/s/ Terry Feeney ————————————— Name: Terry Feeney Title: Chief Operating Officer

By:	/s/ Terry Feeney ————————————— Name: Terry Feeney Title: Chief Operating Officer

MILLENNIUM MANAGEMENT, LLC

By:	/s/ Terry Feeney ————————————— Name: Terry Feeney Title: Chief Operating Officer	/s/ Israel A. Englander ————————————— Israel A. Englander

Page 9 of 9 pages